UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

11 March 2021

Appointment of new broker

Pearson today announces the appointment of Morgan Stanley & Co. International plc ("Morgan Stanley") as its joint corporate broker. Morgan Stanley will work alongside Pearson's existing corporate broker, Citigroup Global Markets Limited.

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About Pearson
We are the world's leading learning company. We provide content, assessment and digital services to learners, educational institutions, employers, governments and other partners globally. We are committed to helping equip learners with the skills they need to enhance their employability prospects and to succeed in the changing world of work. We believe that wherever learning flourishes so do people. Visit www.pearsonplc.com.

Contacts

Investor Relations
Jo Russell +44 (0) 7785 451 266
Anjali Kotak +44 (0) 7802 890 724
Teddy Symington +44 (0) 7443 354 088

UK Media
Tom Steiner +44 (0) 7787 415 891
Gemma Terry +44 (0) 7841 363 216

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 11 March 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary